

Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-2802 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

RECEIVED
2005 MAY 23 A 9:1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 18, 2005
Our ref. No. PI 052

The U.S. Securities and Exchange C
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Fi
Mail Stop 3-7
Washington, D.C. 20549



05008333

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Mitsubishi Corporation to Issue Stock Options (Stock Acquisition Rights) for a Stock-linked Compensation Plan**

- **Stock Options (Stock Acquisition Rights)**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Hiroshi Yamada
Deputy General Manager
Investor Relations Office

5/25

PROCESSED
MAY 25 2005
THOMSON
FINANCIAL

Translation of report filed with the Tokyo Stock Exchange on May 18, 2005

Mitsubishi Corporation to Issue Stock Options (Stock Acquisition Rights) for a Stock-linked Compensation Plan

Mitsubishi Corporation has announced that at a meeting of the Board of Directors today a resolution was passed to issue stock acquisition rights to directors (excluding outside directors) and executive officers of the Company (hereinafter "Eligible Persons") for the purpose of distributing stock options as stock-linked compensation. The resolution is subject to approval at the Annual General Meeting of Shareholders scheduled for June 24, 2005.

1. Purpose of Issuing Stock Acquisition Rights on Specially Favorable Conditions

The Company intends to issue stock acquisition rights, as outlined below, to Eligible Persons to provide further incentive and motivation to improve the Company's performance and further align their interests with those of shareholders.

(Note) The compensation of directors of the Company is made up of a monthly salary, a bonus, stock options and retirement allowances. Moving forward, the Company has decided to further align directors' compensation with the interests of shareholders by reducing retirement allowances and issuing stock acquisition rights as stock options (stock-linked compensation).

2. Matters Pertaining to the Issuance of Stock Acquisition Rights

(1) Class and Number of Shares to Be Issued for the Purpose of Issuing Stock Acquisition Rights

Up to 338,200 shares of the Company's common stock.

(2) Total Number of Stock Acquisition Rights to Be Issued

Up to 3,382. The number of shares to be issued per stock acquisition right (hereinafter "Number of Shares Granted") shall be 100.

(3) Issue Price of Stock Acquisition Rights

Issued gratis.

(4) Total Payment Due Upon Exercise of Stock Acquisition Rights

The total payment due upon the exercise of stock acquisition rights shall be determined by multiplying the price paid per share issued or transferred due to the exercise of stock acquisition rights (hereinafter "Exercise Price") by the Number of Shares Granted.

The Exercise Price shall be ¥1.

(5) Exercise Period

- From June 25, 2005 through June 24, 2035

(6) Other Conditions for Exercise of Stock Acquisition Rights

1. A stock acquisition rights holder may exercise his/her stock acquisition rights during the 10-year period starting on the day after losing his/her position (hereinafter "Start of Exercise Date") as either director or executive officer of the Company.
2. Regardless of 1. above, in the event that the "Start of Exercise Date" has not occurred by June 30, 2030, a stock acquisition rights holder may exercise his/her rights from July 1, 2030.
3. A stock acquisition right may not be partially exercised.

(7) Reasons and Conditions for Canceling Stock Acquisition Rights

The Company shall, at any time, be permitted to acquire and cancel stock acquisition rights without compensation.

(8) Limitations on Transfer of Stock Acquisition Rights

The approval of the Board of Directors is required when Eligible Persons transfer stock acquisition rights.

(9) Adjustments to the Number of Shares Granted

1. In the event that the Company splits or consolidates its common stock, the Number of Shares Granted shall be adjusted proportionately based on the stock split or consolidation ratio. Fractions of a share resulting from this adjustment shall be discarded.
2. When, for unavoidable reasons, it is necessary to adjust the Number of Shares Granted, such as in the event that the Company reduces its capital, merges or is split up, the Company reserves the right to adjust the Number of Shares Granted within reasonable limits.

3. Stock Acquisition Rights Agreement

The number of stock acquisition rights allotted to Eligible Persons, the Issue Date, conditions as to loss of position or death of an Eligible Person, and other conditions associated with the allotment of stock acquisition rights shall be stipulated in a stock acquisition rights agreement signed by the Company and Eligible Persons based on resolutions of the general meeting of shareholders and the Board of Directors.

Note: Subject to approval of the above issue and allotment of stock acquisition rights at the Annual General Meeting of Shareholders scheduled for June 24, 2005, the specific details will be determined at a meeting of the Board of Directors held subsequent to the closing of this meeting.

###

Translation of report filed with the Tokyo Stock Exchange on May 18, 2005

Stock Options (Stock Acquisition Rights)

Mitsubishi Corporation has announced that at a meeting of the Board of Directors today a resolution was passed to propose issuing acquisition rights to directors, executive officers and senior vice presidents (hereinafter "Eligible Persons") for the purpose of granting stock options at the ordinary General Meeting of Shareholders scheduled for June 24, 2005.

1. Purpose of Issuing Acquisition Rights on Advantageous Terms

To provide further incentive and motivation for improving the company's performance.

2. Matters Pertaining to the Issuance of Acquisition Rights

(1) Class and Number of Shares to Be Issued for the Purpose of Issuing Acquisition Rights

Up to 1,279,000 shares of Mitsubishi Corporation's common stock

(2) Total Number of Acquisition Rights to Be Issued

Up to 12,790.

The number of shares to be issued per acquisition right (hereinafter "Number of Shares Granted") shall be 100.

(3) Issue Price of Acquisition Rights

Issued gratis.

(4) Total Payment Due Upon Exercise of Acquisition Rights

The total payment due upon exercising acquisition rights shall be determined by multiplying the price paid per share issued or transferred due to the exercise of acquisition rights (hereinafter "Exercise Price") by the Number of Shares Granted.

The Exercise Price shall be the average daily closing price, excluding non-trading days, of Mitsubishi Corporation's common stock ordinarily traded on the Tokyo Stock Exchange during the month prior to the issue date of the acquisition rights (hereinafter "Issue Date"). Any fraction shall be rounded up to the nearest yen. If the Exercise Price is below the closing price quoted on the Issue Date (or the closing price on the immediately preceding day where there is no trading on the Issue Date), the latter shall be deemed the Exercise Price.

(5) Exercise Period

From June 25, 2007 through June 24, 2015

(6) Other Conditions for Exercise of Acquisition Rights

Acquisition rights may not be partially exercised.

(7) Reasons and Conditions for Canceling Acquisition Rights

Mitsubishi Corporation shall, at any time, be permitted to acquire, without compensation, and cancel acquisition rights.

(8) Limitations on Transfer of Acquisition Rights

The approval of the Board of Directors is required to transfer acquisition rights.

(9) Adjustments to the Number of Shares Granted and Exercise Price

(1) In the event that Mitsubishi Corporation splits or consolidates its common stock, the Number of Shares Granted and the Exercise Price shall be adjusted proportionately based on the stock split or consolidation ratio. Fractions of a share resulting from this adjustment shall be discarded, and fractions of a yen shall be rounded up to the nearest yen.

(2) When for unavoidable reasons it is necessary to adjust the Number of Shares Granted and the Exercise Price, such as in the event that Mitsubishi Corporation reduces its capital, merges or is split up, Mitsubishi Corporation reserves the right to adjust the Number of Shares Granted and Exercise Price within reasonable limits.

(3) In the event that Mitsubishi Corporation issues new shares or redeems, retires or disposes of its own shares at a price below the market price (excluding acquisition rights or warrant stock options or the exercise of acquisition rights in accordance with the former Japanese Commercial Code and requests for the sale of fractional shares less than one Unit Stock), the Exercise Price shall be adjusted in accordance with the following formula. Fractions of a yen resulting from this adjustment shall be rounded up to the nearest yen.

$$\text{Adjusted Exercise price} = \text{Pre-adjustment Exercise price} \times \frac{\text{No. of shares already issued} + \dfrac{\text{No. of newly issued shares} \times \text{Paid-in price per new share}}{\text{Market price}}}{\text{No. of shares already issued} + \text{No. of newly issued shares}}$$

Note: In the above formula, "No. of Shares Already Issued" shall be defined as the number of shares of common stock issued and outstanding less the number of shares held in treasury. In the event that Mitsubishi Corporation redeems, retires or disposes of its own shares, "No. of Newly Issued Shares" shall be read as "Treasury Stock Retired."

3. Acquisition Rights Agreement

The number of acquisition rights allotted to Eligible Persons, the Issue Date, conditions in the event that an Eligible Person loses his/her position or dies, and other conditions connected with the allotment of acquisition rights shall be stipulated in a acquisition rights agreement signed by Mitsubishi Corporation and Eligible Persons based on resolutions of the General Meeting of Shareholders and Board of Directors.

Note: Subject to approval at the fiscal 2005 (year ended March 2005) ordinary General Meeting of Shareholders scheduled for June 24, 2005, the specific details of the issue and allotment of acquisition rights shall be determined by a Board of Directors' meeting after the General Meeting of Shareholders.

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